UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 416th BOARD OF DIRECTOR’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 17th, 2022

1.   DATE, TIME AND VENUE: On March 17th, 2022, at 11:00 a.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to the Article 15, paragraph 2 of the Company’s Rules, and establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Director unanimously decided as follows:

4.1. Statement of Interest on Capital: The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of February 28th, 2022, in the gross amount of R$250,000,000.00, corresponding to the net amount of R$212,500,000.00 withholding income tax, was approved. The interest per share is equivalent to R$0.149291203791 per common share (R$0.126897523221 net of income tax).

The IoC will be credited individually to each shareholder, in accordance with the shareholding position in the Company’s records at the end of March 31st, 2022. After said date, the shares will be considered as “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2022 “ad referendum” of the General Shareholders’ Meeting to be held in 2023, and the payment will be made by July 31st, 2023, in a date yet to be determined by the Company’s Management.

1 “Amount per share updated on this date, due to acquisition of shares under the Company’s Share Buyback Program.”

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 416th BOARD OF DIRECTOR’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 17th, 2022

5.           CLOSURE: There being no further matters to discuss, the Chairman of the Board of Director stated that the meting was adjourned, and these minutes were drawn up. São Paulo, March 17th, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra e Sonia Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 416th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 17th, 2022, drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 17, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director